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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K


                           Report of Foreign Issuer


   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                  Filing No. 2 for the Month of October, 2000



                          Bid.Com International Inc.
                          --------------------------
                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                               Form 20-F   X       Form 40-F
                                          ---                --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No  X
                                   --         ---

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                           BID.COM INTERNATIONAL INC.

     On October 25, 2000, Bid.Com International Inc. ("Bid.Com" or the "Company") announced its financial results for the third quarter ended September 30, 2000. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars. As of September 30, 2000, the exchange rate was Cdn $1.5070 to US$1.00.

     Gross revenue in the third quarter 2000 totaled $1.7 million compared to $3.0 million in the second quarter of 2000 and $8.3 million in the third quarter of 1999. The decline in revenues reflects the on-going implementation of the Company's previously announced exit from the business-to-consumer arena. Effective October 24, 2000, a key phase of this transition was completed with the closing of Bid.Com's on-line retail operations.

     During the third quarter, Bid.Com entered into agreements with 14 new business customers. These agreements typically vary in duration from one to three years. The Company expects that revenues associated with these agreements will begin to be realized in the fourth quarter of 2000. In its business-to-business model, the Company typically recognizes revenues through implementation fees, monthly hosting fees, and a percentage share of transactions.

     During the quarter, Bid.Com experienced a number of non-operational items:

  . The Company realized an accounting gain of $20.7 million on the disposition of its investment in Quack.Com as a result of the sale of Quack.Com to AOL. In consideration for the sale, Quack.Com shareholders, including the Company, received AOL shares. This gain was calculated based on a discounted market value of the Company's shares in AOL as of August 31st, 2000.

  . The Company recorded an adjustment to reflect a reduction of $573,000 in the value of its investment in AOL shares based on market value as of September 30, 2000.

  . To reflect the volatility of recent market conditions, the Company recorded a special impairment provision for strategic investments in the amount of $2.9 million.

     During the quarter, the Company reduced expenses by $600,000 primarily through operational efficiencies.

     Including all non-operational items, Bid.Com reported net income for the quarter of $11.3 million or $0.21 per basic share. Excluding non-operational items, the net loss was $6.0 million, or $0.11 per basic share. This compares to a net loss of $7.1 million, or $0.13 per basic share, for the second quarter of 2000 and a net loss of $5.0 million, or $0.10 per basic share, for the same period in 1999.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from
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expectations.  These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

     The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888). The Company does not incorporate by reference
Exhibit 2 into its Registration Statement on Form F-3, nor into the prospectus contained therein.

Exhibit 1. Third Quarter Financial Results

Exhibit 2. Press Release
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 BID.COM INTERNATIONAL INC.


Date: October 25, 2000           By:  /s/ John Mackie
                                      ---------------
                                      Name:  John Mackie
                                      Title: Vice-President, General Counsel and
                                             Corporate Secretary